# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeta Global Holdings Corp., CIK 0001851003
CUSIP: 98956A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 Park Avenue, 33rd Floor, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-001196
Filed by CIK 0001510669

## Reporting persons
- Contour Asset Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,731,166; shared voting power 331,189; sole dispositive power 5,062,355; shared dispositive power 0; aggregate amount beneficially owned 5,062,355 (2.3% of the class)
- Contour Asset Management LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,731,166; shared voting power 331,189; sole dispositive power 5,062,355; shared dispositive power 0; aggregate amount beneficially owned 5,062,355 (2.3% of the class)
- CAM GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,731,166; shared voting power 331,189; sole dispositive power 5,062,355; shared dispositive power 0; aggregate amount beneficially owned 5,062,355 (2.3% of the class)
- DLM I LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,731,166; shared voting power 331,189; sole dispositive power 5,062,355; shared dispositive power 0; aggregate amount beneficially owned 5,062,355 (2.3% of the class)
- David L. Meyer, Principal: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 4,731,166; shared voting power 331,189; sole dispositive power 5,062,355; shared dispositive power 0; aggregate amount beneficially owned 5,062,355 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Zeta Global Holdings Corp.
Address of issuer's principal executive offices: 3 Park Avenue 33rd Floor New York, NY 10016

## Item 2. Person Filing
Name of person filing:
Contour Asset Management LLC ("CAM LLC")
Contour Asset Management LP
CAM GP LLC
DLM I LLC
David L. Meyer
Address of principal business office or, if none, residence: The address of the Reporting Persons is: 99 PARK AVENUE Suite 1540 New York, NY 10016
Citizenship:
Contour Asset Management LLC - New York
Contour Asset Management LP - Delaware
CAM GP LLC - Delaware
DLM I LLC - Delaware
David L. Meyer - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Contour Asset Management LLC - 5,062,355 shares
Contour Asset Management LP - 5,062,355 shares
CAM GP LLC - 5,062,355 shares
DLM I LLC - 5,062,355 shares
David L. Meyer - 5,062,355 shares
Percent of class:
Contour Asset Management LLC - 2.30%
Contour Asset Management LP - 2.30%
CAM GP LLC - 2.30%
DLM I LLC - 2.30%
David L. Meyer - 2.30%
Sole power to vote or to direct the vote:
Contour Asset Management LLC - 4,731,166 shares
Contour Asset Management LP - 4,731,166 shares
CAM GP LLC - 4,731,166 shares
DLM I LLC - 4,731,166 shares
David L. Meyer - 4,731,166 shares
Shared power to vote or to direct the vote:
Contour Asset Management LLC - 331,189 shares
Contour Asset Management LP - 331,189 shares
CAM GP LLC - 331,189 shares
DLM I LLC - 331,189 shares
David L. Meyer - 331,189 shares
Sole power to dispose or to direct the disposition:
Contour Asset Management LLC - 5,062,355 shares
Contour Asset Management LP - 5,062,355 shares
CAM GP LLC - 5,062,355 shares
DLM I LLC - 5,062,355 shares
David L. Meyer - 5,062,355 shares
Shared power to dispose or to direct the disposition:
Contour Asset Management LLC - 0 shares
Contour Asset Management LP - 0 shares
CAM GP LLC - 0 shares
DLM I LLC - 0 shares
David L. Meyer - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Shares reported herein are held by CAM LLC's clients, including but not limited to the funds for which it serves as investment manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Contour Asset Management LP, CAM GP LLC, DLM I LLC, and David L. Meyer are the direct and indirect owners of Contour Asset Management LLC, an SEC-registered investment adviser.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Contour Asset Management LLC: /s/ Alpa Rana, Alpa Rana, CFO and CCO (05/15/2026)
- Contour Asset Management LP: /s/ Alpa Rana, Alpa Rana, CFO and CCO (05/15/2026)
- CAM GP LLC: /s/ Alpa Rana, Alpa Rana, CFO and CCO (05/15/2026)
- DLM I LLC: /s/ David L. Meyer, David L. Meyer, Managing Member (05/15/2026)
- David L. Meyer, Principal: /s/ David L. Meyer, David L. Meyer (05/15/2026)